ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the "Agreement") is made and entered into as of 12:01 a.m. on June __ 2004 (the "Effective Time"), by and between SPEEDEMISSIONS, INC. a Florida corporation maintaining an address at 1139 Senoia Road, Suite B, Tyrone, Georgia 30269 (the "Purchaser"),and BB&S EMISSIONS, LLC, a limited liability company organized and existing under the laws of the State of Georgia, maintaining business offices at 325 West Cobb Parkway, Marietta, Georgia 30064 ("Seller") and BRUCE R. KINMONTH and BARBARA A. KINMONTH (the "Members") (hereinafter the Seller and the Members are sometimes referred to, individually as a "Seller Party" and collectively as the "Seller Parties").

BACKGROUND INFORMATION

Seller is in the business of providing vehicle emissions testing (the "Business") at 5300 Roswell Road, Atlanta, Georgia 30342 (the "Premises"), and the Members are the owners of equity interests in Seller. This Agreement sets forth the terms and conditions upon which Purchaser is acquiring from Seller, and Seller is selling and delivering to Purchaser, those assets used by Seller in the operation of the Business.

OPERATIVE PROVISIONS

In consideration of the mutual covenants and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller, the Members and Purchaser hereby mutually agree as follows:

1.    SALE AND TRANSFER OF ASSETS; CLOSING.

1.1.   Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing (hereinafter defined), Seller shall sell, convey, assign, transfer and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller, all of Sellers’ right, title, and interest in and to all of Seller’s property and assets, real, personal or mixed, tangible and intangible, of every kind and description, wherever located (the "Assets"), but excluding the Excluded Assets (hereinafter defined). Notwithstanding anything herein to the contrary, the transfer of the Assets pursuant to this Agreement shall not include the assumption of any Liability (hereinafter defined) related to the Assets, Business or operations of Seller except as expressly provided herein.

1.2.   Excluded Assets. Notwithstanding anything to the contrary contained in Section 1.1 or elsewhere in this Agreement, the following assets of Seller (collectively, the "Excluded Assets") are not part of the sale and purchase contemplated hereunder, are excluded from the Assets and shall remain the property of Seller after the Effective Time.

1.2.1   all minute books, stock records and corporate seals;

1.2.2   any equity securities of Seller held in treasury;

1.2.3   all personnel records and other records that Seller is required by law to retain in its possession;

1.2.4   all rights in connection with and assets of any employee benefit plans maintained by Seller;

1.2.5   cash and bank deposits as of the Effective Time;

1.2.6   all rights of Seller under this Agreement; and

1.2.7   all assets, if any, specifically set forth on Schedule 1.2.

1.3.   Consideration. The consideration for the Assets (the "Purchase Price") will be One Hundred Twenty Five Thousand Dollars ($125,000.00) to be paid by Purchaser to Seller after Closing via U.S. bank wire transfer to the account designated by Seller.

1.4.   Liabilities. At the Closing, Purchaser shall assume and agree to discharge only the obligations of Seller arising after the Effective Time under the Premises Lease, the Emissions Testing Equipment Lease and the Credit Card Machine Lease, as such terms are hereinafter defined (the "Assumed Liabilities"). Except for the Assumed Liabilities, Purchaser shall not assume any Liabilities of Seller or the Members; and Seller shall pay, perform and discharge all of such Liabilities in accordance with their terms. For purposes of this Agreement, the term "Liabilities" means any existing or future liability, obligation, debt, account payable, lease obligation, contract, agreement, duty or commitment of Seller or Members of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of Seller or the Members.

1.5.   INTENTIONALLY OMITTED

1.6.   Closing. The closing (the "Closing") of the transactions contemplated by this Agreement (the "Contemplated Transactions") shall take place contemporaneously with the execution of this Agreement in the offices of Cohen Pollock Merlin Axelrod and Small, P.C. 3350 Riverwood Parkway, Suite 1600, Atlanta, GA. 30339 ("CPMAS"), attorneys for Purchaser. At the Closing the parties shall deliver the following documents:

   1.6.1   Selling Parties' Deliveries at the Closing. Seller and the Members shall deliver to Purchaser at the Closing the following items:

2

(i)     a Bill of Sale from Seller to Purchaser in form and substance acceptable to Purchaser;

(ii)    an Assignment and Assumption of the Premises Lease in form and substance acceptable to Purchaser (the "Premises Lease Assignment");

(iii)   an Assignment and Assumption of the Credit Card Machine Lease in form and substance acceptable to Purchaser (the "Credit Card Machine Lease Assignment");

(iv)   an Assignment and Assumption of the Emissions Testing Equipment Lease in form and substance acceptable to Purchaser (the "Emissions Testing Equipment Lease Assignment");

(v)   a copy of the resolutions duly adopted by Seller's managers and members authorizing the execution, delivery, and performance of this Agreement and the consummation of the Contemplated Transactions, certified by an officer or manager of Seller;

(vi)   a certificate (dated not less than 30 days prior to the Effective Time) of the Secretary of State of the State of Georgia as to the good standing of Seller;

(vii)   unaudited financial statements and Georgia Clean Air Force management reports for each monthly financial period subsequent to April 30, 2004 and prior to the Effective Time; and

(viii)  all other documents or instruments required by this Agreement or reasonably required by Purchaser's counsel to consummate the Contemplated Transactions.

         1.6.2   Purchaser's Deliveries at the Closing. Purchaser shall deliver to Seller at the Closing, the following items:

(i)    the Premises Lease Assignment;

(ii)   the Credit Card Machine Lease Assignment;

(iii)   the Emissions Testing Equipment Lease Assignment;

(iv)   a copy of the resolutions duly adopted by the Board of Directors of Purchaser authorizing the execution, delivery, and performance of this Agreement and the consummation of the Contemplated Transactions, certified by an officer of Purchaser;

3

(v)   a certificate (dated not less than 30 days prior to the Effective Time) of the Secretary of State of the State of Georgia as to the good standing of the Purchaser; and

(vi)   all other documents or instruments required by this Agreement or reasonably required by Purchaser's counsel to consummate the Contemplated Transactions.

2.   REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES. The Seller Parties, jointly and severally, represent and warrant to Purchaser as follows, which representations and warranties shall survive the consummation of the Contemplated Transactions:

2.1.   Organization; Power; Authority. Seller is a limited liability company organized, validly existing, and in good standing under the laws of the State of Georgia, with full power and authority to carry on the Business as now being conducted and to own, operate and lease (as the case may be) the Assets and to perform all of its obligations. Seller has the power and authority to sell, assign, transfer, convey and deliver to Purchaser the Assets as contemplated by this Agreement, and the execution, delivery and performance of this Agreement and the Contemplated Transactions have been properly and duly authorized by Seller. Members have the authority to enter into this Agreement and consummate the Contemplated Transactions. This Agreement and all other agreements executed in connection with the Contemplated Transactions constitute, or will constitute upon execution, the legal, valid and binding obligations of Seller and Members, enforceable in accordance with their respective terms.

2.2.    No Conflict or Violation; Approvals. The execution, delivery and performance of this Agreement and the Contemplated Transactions will not (a) violate or conflict with Seller’s articles of organization or operating agreement; (b) cause a breach of, or a default under, or create any right for any party to accelerate, terminate, modify or require notice under or cancel, any contract, permit, authorization or concession that Seller or any Member is a party or by which any of the Assets are bound; (c) violate by Seller or any Member any law, rule, regulation, constitution, injunction, judgment, order, decree, ruling or other restriction of any government, government agency or court; or (d) impose any encumbrance, restriction or charge on the Business or on any of the Assets. No consent, approval or authorization of, or declaration, filing or registration with, any authority, or any other person or entity, is required to be made or obtained by Seller or any Member in connection with the execution, delivery and performance of the Agreement and the Contemplated Transactions, except as have been received by Seller or Members prior to the Closing.

2.3.   Capitalization. The Members own 100% of the outstanding equity of Seller free and clear of all encumbrances. No other person has a contract right, whether by issuance, sale, transfer, or otherwise to any equity capital of Seller. Seller has no subsidiaries.

2.4.   Financial Statements. Seller has delivered to the Purchaser complete and correct copies of unaudited financial statements of Seller for the periods ended and as of December 31, 2002, December 31, 2003 and April 30, 2004. (the "Financial Statements"). The Financial Statements were prepared in accordance with a cash basis of accounting consistently applied throughout the periods indicated; are consistent with the books and records of the Business; and present fairly the financial condition and results of operations of the Business as of the date thereof and the period then ended. There has not been any change in the assets, liabilities, financial condition or operations of Seller from that reflected in the Financial Statement for the period ending April 30, 2004 (the "Current Financial Statement"), except changes in the ordinary course of business that have not been, individually or in the aggregate, materially adverse. Except to the extent reflected or reserved against or noted in the Current Financial Statement, Seller had, as of the date thereof, no material liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, including without limitation tax liabilities, whether incurred in respect to or measured by Seller’s income for any period prior to the date of such Current Financial Statement, or arising out of transactions entered into, or any set of facts existing prior thereto. There exists no basis for the assertion against Seller or the Business as of the date hereof or as of the date of the Current Financial Statement, of any material liability of any nature or in any amount not fully reflected or reserved against or noted in the Current Financial Statement.

4

2.5.   Title. Seller has good and marketable title to all of the Assets, free and clear of all liens, assignments, security interests, claims, mortgages, encumbrances or charges of any kind or nature ("Liens"). As of the Effective Time, Purchaser shall acquire good and marketable title to all of the Assets free and clear of all Liens. The Assets constitute all of the assets (tangible and intangible, and including, but not limited to, all intellectual property assets) necessary to operate the Business in the manner presently operated by Sellers and each of the Assets and the Premises is in good operating condition and repair, normal wear and tear excepted. Without limitation the Assets include all of Seller’s right, title, and interest in and to the following (in each case except for the Excluded Assets), wherever located:

2.5.1   All of Seller’s service, license, marketing and other similar agreements and sales contracts used directly or indirectly in or otherwise relating primarily to the Business.

2.5.2   All of Seller’s fixed assets, goods, equipment, furniture, fixtures and other property used directly or indirectly in or otherwise relating primarily to the Business (collectively, the "Equipment"), including, without limitation, the Equipment disclosed in Schedule 2.5.2 .

2.5.3   All inventories of Seller and all goods and supplies, in each case to the extent used directly or indirectly in or otherwise relating primarily to the Business (the "Inventory"). All items included in the Inventory consist of a quality and quantity usable and, with respect to finished goods, saleable, in the ordinary course of business of Seller except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Financial Statements, as the case may be.

2.5.4   All goodwill, trade names, trademarks, service marks, logos, patents, copyrights, know-how, inventions and telephone number, relating to or used in connection with the conduct of the Business.

5

2.5.5   The lease for the Premises (the "Premises Lease"). Seller has delivered to Purchaser a true, correct and complete copy of the Premises Lease. Neither Seller nor any other party to the Premises Lease is in breach of, or in default under, the Premises Lease and no event has occurred which, with the notice or lapse of time, or both, would constitute a default by Seller or any other party to the Premises Lease.

2.5.6   The lease agreement for the credit card machine used in the conduct of the Business (the "Credit Card Machine Lease"). Seller has delivered to Purchaser a true, correct and complete copy of the Credit Card Machine Lease. Neither Seller nor any other party to the Credit Card Machine Lease is in breach of, or in default under, the Credit Card Machine Lease and no event has occurred which, with the notice or lapse of time, or both, would constitute a default by Seller or any other party to the Credit Card Machine Lease.

2.5.7   The lease agreement for the emission analyzer and dynomometer used in the conduct of the Business (the "Emissions Testing Equipment Lease"). Seller has delivered to Purchaser a true, correct and complete copy of the Emissions Testing Equipment Lease. Neither Seller nor any other party to the Emissions Testing Equipment Lease is in breach of, or in default under, the Emissions Testing Equipment Lease and no event has occurred which, with the notice or lapse of time, or both, would constitute a default by Seller or any other party to the Emissions Testing Equipment Lease.

2.5.8   All contracts, agreements, licenses, commitments, arrangements, and permissions, whether written or oral, entered into in connection with or otherwise relating to the Business, including all non-competition, non-solicitation, work-for-hire, confidentiality and similar types of covenants and agreements with Seller’s current and former employees.

2.5.9   All business and marketing records, including accounting and operating records, asset ledgers, inventory records, reports, budgets, personnel and payroll records of employees of Seller to be employed by Purchaser, customer lists, supplier lists, information and data respecting leased or owned equipment, correspondence and mailing lists, advertising materials and brochures, and other business records used directly or indirectly in or otherwise relating primarily to the Business or the Assets, in whatever form they exist.

2.5.10   All governmental approvals, authorizations, certifications, consents, variances, permissions, licenses, and permits to or from, or filings, notices, or recordings to or with, federal, state, and/or local governmental authorities as well as states and jurisdictions outside of the U.S. directly or indirectly relating primarily to the Business, to the extent assignable.

2.5.11   All claims Seller may have against any person relating to or arising from the Assets or the Business, including rights to recoveries for damages or defective goods and to refunds.

2.5.12   All accounts receivable listed on Schedule 2.5.12 hereto, including any rights of the Seller with respect to any third party collection procedures or any other actions or proceedings that have been commenced in connection therewith (the "Accounts Receivable"), All Accounts Receivable represent valid obligations arising from sales actually made or services actually performed by Seller in the ordinary course of the Business. The Accounts Receivable are current and collectible, and each of such Accounts Receivable will be collected in full, without any setoff, within 90 days following the Effective Date.

6

2.6.   Material Contracts. Other than the Premises Lease and the Credit Card Machine Lease, Seller is not a party to any contract under which Seller (a) paid $10,000 or more during the 12 month period ending May 31, 2004, (b) received $10,000 or more during the 12 month period ending May 31, 2004, or (c) would, absent this Agreement and the Contemplated Transactions, reasonably expect to pay or receive $10,000 or more for the 12 month period immediately following the Effective Time. Neither the Seller nor any Member is subject to any contract: (i) that contains covenants limiting the freedom of Seller or the Members to compete in any line of business in any geographic area; (ii) that requires Seller to share any profits, or requires any payments or other distributions based on profits, revenues or cash flows; (iii) pursuant to which third parties have been provided with products that can be returned to Seller in the event they are not sold and which could involve products valued at $10,000 or more (invoice price) in the aggregate; or (iv) that has had or, assuming that Purchaser complies with its obligations thereunder, may in the future have a material adverse effect upon the business, earnings, financial condition, or prospects of Purchaser.

2.7.   Litigation. There are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Seller Parties, threatened against or affecting the Assets or the operation of the Business before any foreign, federal, state, local or other governmental authority or agency.

2.8.   Compliance with Laws. The operation of the Business and the Assets conform to the requirements of all applicable laws, rules, orders, ordinances, decrees and regulations of all governmental regulatory agencies, whether national, state or local, having jurisdiction thereover, and no material claim alleging nonconformity or noncompliance with respect to such matters has been made or threatened against Seller and/or the Assets or, to the Seller Parties’ knowledge, may in the foreseeable future be made by any such agency.

2.9.   Employee Benefit Plans. Seller has no formal or informal health, dental, vision, life, retirement, profit sharing, deferred compensation, pension, stock options, sick leave or sick time employee benefit plans in effect.

2.10.   Employee Matters.

2.10.1   List of Personnel. Schedule 2.10.1 contains a true and complete list of the names and current compensation levels of all active employees involved in the Business. Since April 30, 2004, there has been no increase in the compensation of the employees of Seller.

2.10.2   Employee Relations. There is no labor strike, dispute, slowdown, stoppage, or similar activity pending or, to the knowledge of the Seller Parties, threatened against Seller pertaining to the Business or the employees involved in the Business. There are no charges, investigations, administrative proceedings, or formal complaints of discrimination (including discrimination based upon sex, age, marital status, race, national origin, sexual preference, handicap or veteran status) pending or, to the knowledge of the Seller Parties, threatened before the Equal Employment Opportunity Commission or any federal, state, or local agency or court against Seller or the Members pertaining to the Business or the employees of the Business, and, to the knowledge of the Seller Parties, no basis for any such charge, investigation, administrative proceeding, or complaint exists.

7

2.10.3   No Liabilities or Obligations. Except as reflected on the Financial Statements, Seller has no liabilities or obligations to any beneficiaries, governmental authorities, or any other parties arising out of or relating to any employee claims.

2.10.4   Worker’s Compensation Insurance Coverage and Claims. Seller has in full force and effect worker’s compensation coverage in each jurisdiction in which Seller is required to maintain such coverage by applicable state law. Seller has paid or accrued all workers’ compensation premiums required to be paid in each jurisdiction in which Seller is required to maintain such coverage by applicable state law.

2.11.   Taxes. The Seller Parties have filed all required tax returns in connection with the Assets and the operation of the Business. All tax returns filed by Seller or the Members in connection with the Assets and the operation of the Business are true, correct, and complete. The Seller Parties have paid, or made provision for the payment of, all taxes that have or may have become due pursuant to tax returns that are or were required to be filed by Seller or the Members in connection with the Assets and the operation of the Business, or pursuant to any assessment received by Seller or the Members. There exists no proposed tax assessment against Seller or any member of the Seller in connection with the Assets and the operation of the Business. All taxes that Seller or the Members are required to withhold or collect in connection with the operation of the Assets and the Business have been duly withheld or collected and, to the extent required, have been paid to the proper governmental body or other person.

2.12.   Environmental Matters. Seller has duly complied with, and the Business, the Premises and all Assets are in compliance in all Environmental Laws (hereinafter defined); there have been no citations, notices or orders of noncompliance issued to Seller under any such Environmental Laws. For the purposes of this Agreement, "Environmental Law" means any applicable law, order, regulation, decree, permit, license, ordinance or other federal. State, county, provincial, local or foreign governmental requirements in effect as of the Effective Time relating to pollution, the protection of human health and the environment, or the spill of any hazardous substance in the environment. Environmental laws include, but are not limited to, the following statutes (and their implementing regulations);Comprehensive Environmental Response, compensation and Liability Act (42 U.S.C. 9601, et seq.), the Resource Conservation and Recovery Act (42 U.S.C. 6901, et seq.), the Federal Water Pollution Control Act (33 U.S.C. 1251, et seq.), the clean Air Act (42 U.S.C. 7401, et seq.), the Toxic Substance Control Act (15 U.S.C. 2601, et seq.), the Emergency Planning Community Right to Know Act (42 U.S.C. 11001, et seq.), and the Occupational Safety and Health Act of 1970. "Hazardous Substance" means any petroleum, petroleum by-products, polychlorinated biphenyl and any other chemicals, materials, substances or wastes which are currently defined or regulated as "hazardous substances, "hazardous materials," "hazardous wastes," "extremely hazardous wastes," "restricted hazardous wasted," "toxic substances," "toxic pollutants," "toxic air pollutants," "hazardous air pollutants," "pollutants," or "contaminants" under any Environmental Law.

8

2.13.   Broker’s or Finder’s Fees. Neither of the Seller Parties has incurred, nor will either of them incur, directly or indirectly, any liability for brokerage or finders’ fees or any similar charges in connection with this Agreement or the Contemplated Transactions.

2.14.Material Misstatements or Omissions. No representations or warranties by the Seller Parties in this Agreement, nor any document, exhibit, statement, certificate or schedule furnished to Purchaser pursuant hereto, contains, or with respect to other documents to be delivered by the Seller Parties at Closing, will contain any untrue statement of a material fact, or omits to state any material fact necessary to make the statements or facts contained therein not misleading.

2.15.   Information; Suitability. The Seller Parties, along with their advisors have such knowledge and experience in financial and business matters that the Seller Parties are capable of evaluating the merits and risks of the Purchase Price consideration and the Contemplated Transactions. The Seller Parties are aware that CPMAS has represented only the interests of Purchaser in connection with this Agreement and the Contemplated Transactions and the Seller Parties have sought such accounting, legal and tax advice as the Seller Parties have considered necessary to make an informed decision with respect to the Contemplated Transactions and have determined that the Purchase Price Consideration and other terms and conditions of the Contemplated Transaction are fair and reasonable to the Seller Parties.

2.16.   Intention. The Seller Parties have not entered into this Agreement or agreed to complete the Contemplated Transactions with the actual intent to hinder, delay, or defraud any creditor of the Seller Parties.

2.17.   Value of Assets. The Seller Parties have received reasonably equivalent value in exchange for the obligations to be undertaken pursuant to the Contemplated Transactions. Giving effect to the Contemplated Transactions, the fair market value of the Seller’s assets exceeds the Sellers’ total liabilities, whether accrued, absolute, contingent or otherwise. Giving effect to the Contemplated Transactions, the fair market value of the assets of the Seller exceeds total liabilities, whether accrued, absolute, contingent or otherwise. The Seller’s assets do not and, immediately following the Contemplated Transactions, will not, constitute unreasonably small capital to carry out the Seller’s business as conducted or as proposed to be conducted. The assets of the members or equity owners of the Seller do not and, immediately following the Contemplated Transactions, will not, constitute unreasonably small capital to carry out the business of the members of the Seller as conducted or as proposed to be conducted.

2.18.   No Bankruptcy. No petition in bankruptcy has been filed against either the Seller or any Member or any affiliate of either of them during the last seven years, and neither the Seller, the Members nor any affiliate of any of them in the last seven years has ever made an assignment for the benefit of creditors or taken advantage of any insolvency act for the benefit of debtors. Neither the Seller Parties nor any affiliate of the Seller Parties is contemplating the filing of a petition under any state or federal bankruptcy or insolvency laws. None of the Seller Parties has any knowledge of any person contemplating the filing of any such petition against it or an affiliate of the Seller Parties.

9

3.   REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser represents and warrants to Sellers as follows:

3.1.   Organization and Power. Purchaser is a duly organized and validly existing Florida corporation. Purchaser has the power and authority to carry on its business as now being conducted and to own, operate and lease its properties in the places where such business is now conducted and where such properties are now owned, leased or operated.

3.2.   Authorization. The execution, delivery and performance of this Agreement by Purchaser and the consummation of the Contemplated Transactions by the Purchaser have been duly authorized by the Purchaser. This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms.

3.3.    Broker’s or Finder’s Fees. Purchaser has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or any similar charges in connection with this Agreement or the Contemplated Transactions.

4.   COVENANTS.

4.1.   Non-Compete Agreement. The Seller Parties covenant and agree that for a period of two years following the Effective Time, the Seller Parties shall not individually or through any other Person or Affiliate of the Sellers Parties, engage directly or indirectly in any Competitive Business anywhere in the Restricted Territory, whether such engagement be as an employer, officer, director, owner, investor, employee, partner, consultant or other participant in any Competitive Business. For purposes of this Agreement, "Person" shall mean a corporation, partnership, trust, limited liability company, association, or other business entity or an individual. "Affiliate" shall mean another Person controlled by, controlling, or under common control with the Seller Parties. "Competitive Business" means any business that is similar to the Business. "Restricted Territory" shall mean two (2) radial miles from any Speedemissions location.. The Seller Parties acknowledge and agree that, given the nature of Seller’s business, the restrictions set forth in this Section 4 are necessary and reasonable in terms of the activities restricted, as well as the geographic and temporal scope of such restrictions. The Seller Parties further acknowledge and agree that if any of the provisions of this Section 4 shall ever be deemed to exceed the time, activity, geographic, or other limitations permitted by applicable law, then such provisions shall be and hereby are reformed to the maximum time, activity, geographic, or other limitations permitted by applicable law. Nothing in this Agreement shall be construed to prohibit the Seller Parties from conducting their current business at 3471 Barrett Pkwy. S.W. Marietta, Ga 30064.

4.2.   Non-Solicitation. For a period of two years following the Effective Time, the Seller Parties shall not individually or through any other Person or Affiliate of the Seller Parties, solicit for employment or hire any employee of the Purchaser without the prior written consent of the Purchaser.

10

4.3.   Confidentiality. The Seller Parties shall not divulge or appropriate for its or their own use any Trade Secrets of the Purchaser or the Seller, during or after the Effective Time, for as long as the information remains a Trade Secret, and shall not make any unauthorized disclosure of Confidential Information about the Purchaser or Seller for a period of three years after the Effective Time. Notwithstanding the foregoing, (a) the Seller may make any copies of, distribute, or use any such Confidential Information as necessary to prepare for the completion of the Contemplated Transactions, and (b) the Seller may disclose Confidential Information and Trade Secrets to the extent disclosure is mandated by the legal requirements of the Sellers and to professional advisors, directors, and senior executives as reasonably necessary. This Agreement may also be disclosed to third parties if reasonably necessary to secure consents or approvals to consummate the Contemplated Transactions. "Trade Secrets" shall mean any information of the Sellers or Purchaser (including but not limited to technical or non-technical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, or a list or actual or potential customers or suppliers) which derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. For purposes of this Agreement, "Confidential Information" means any valuable, non-public, competitively sensitive information (other than Trade Secrets) concerning the Seller or the Purchaser’s financial position, results of operations, annual and long-range business plans, product or service plans, marketing plans and methods, training, educational and administrative manuals, client lists and employee lists obtained by the Seller Parties during their employment with the Seller; provided, however, that Confidential Information shall not include information to the extent that it is or becomes publicly known or generally utilized (other than because of the unauthorized disclosure of such information by the Members or their affiliates) by others engaged in the same business or activities in which the Seller or Purchaser utilized, developed or otherwise acquired such information.

4.4.   Cooperation. The Seller Parties, on the one hand, and Purchaser, on the other hand, shall cooperate fully with each other and their respective employees, legal counsel, accountants and other representatives and advisers in connection with the steps required to be taken as part of their respective obligations under this Agreement; and shall, at any time and from time to time after the Effective Time, upon the request of the other, do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney, receipts, acknowledgments, acceptances and assurances as may be reasonably required to satisfy and perform the obligations of such party hereunder, and to allow Purchaser to operate the Business after Closing in substantially the same the manner in which it was operated before the Closing. Without limiting the foregoing, the Seller Parties agree to work with Purchaser, as needed, for a period of 60 days following the Closing at no cost to assist with the transition of the Business to Purchaser (provided, however, that in no event shall the Seller Parties be required to perform any emissions testing services), and the Bruce R. Kinmonth agrees to work with Purchaser following this 60-day period on a consulting basis as reasonably agreed to by the Purchaser and Bruce R. Kinmonth.

11

4.5.   Funds Received After Closing. Any and all funds received by Seller after the Closing in respect of the Business, other than amounts received in respect of the Retained Assets, shall be remitted to the Purchaser immediately upon receipt. Any and all funds received by the Purchaser after Closing in respect of the Retained Assets shall be remitted to the Sellers immediately upon receipt.

4.6.   Emissions Testing Equipment. For a period of two (2) years following the Effective Time, neither Seller Party shall, directly or indirectly, not use any operational emission analyzers or dynamometers in the conduct of any business within the Restricted Territory.

4.7.   Liabilities. All liabilities with respect to the operation of the Business not otherwise provided for herein which are paid or become payable after the Closing (hereinafter defined) shall be allocated between Buyer and Seller according to the accounting period to which they relate. Items relating to a time prior to the Effective Time shall be paid by Seller and those relating to a time thereafter shall be paid by Purchaser. Obligations for taxes, rent, utilities, telephone service and other items which relate to a period prior to and after the Effective Time, will be prorated as of the Effective Time between Purchaser and Seller and adjusted between the parties as soon as possible after the invoices therefore are received.

4.8.   Certain Employment Related Matters. Prior to the Closing, Seller will terminate all of its employees and that Buyer shall have the right, but not the obligation, to hire any or all of such employees. Each such Employee that Purchaser elects to employ shall be employed by the Purchaser on an "at-will" basis and may be terminated at any time with our without cause.

4.9.   Tax Matters.

4.9.1   The Seller Parties shall pay all taxes of whatsoever kind or nature imposed by the United States or by any state, municipality, subdivision or instrumentality of the United States or by any other tax authority (including all applicable penalties and interest, "Taxes") arising from or relating to the Contemplated Transactions if any, due as a result of the purchase, sale or transfer of the Assets in accordance herewith whether imposed by law on the Seller Parties or the Purchaser, and the Seller Parties shall indemnify, reimburse and hold harmless the Purchaser in respect of the liability for payment of or failure to pay any such Taxes or the filing of or failure to file any reports required in connection therewith.

4.9.2   The Seller Parties on the one hand, and Purchaser, on the other hand, agree to furnish or cause to be furnished to each other, upon request, such information and assistance (including access to books and records) relating to Seller and the Purchaser as is reasonably necessary for the preparation of any return, claim for refund or audit, and the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment.

5.   INDEMNIFICATION.

5.1.   Survival of Representations. Each representation, warranty, covenant and agreement made by any party within this Agreement or pursuant hereto shall survive the Closing forever. All statements contained herein and in any certificate, schedule, list and other document described pursuant hereto or in connection with the transactions contemplated hereby shall be deemed representations and warranties within the meaning of this Section.

12

5.2.   Indemnification Of Purchaser. Seller and the Members, jointly and severally, shall indemnify and hold harmless Purchaser against and in respect of all demands, claims, actions, liabilities, damages, losses, judgments, assessments, costs and expenses (including without limitation interest, penalties and attorney fees) (individually a "Claim" and collectively the "Claims") asserted against, resulting to, imposed upon or incurred by Purchaser, directly or indirectly, and arising out of or resulting from (a) a breach of any representation, warranty, covenant or agreement made or to be performed by Seller or the Members under this Agreement, (b) any requirement that Purchaser satisfy or perform any Liability of Seller or the Members that is not an Assumed Liability, (c) any fraud or willful misconduct by the Seller or the Members in connection with this Agreement or the Contemplated Transactions or (d) the conduct of the Business prior to the Effective Time.

5.3.   Notification. Purchaser if seeking indemnification hereunder shall hereinafter be referred to as the "Indemnified Party" and Seller and the Members shall hereinafter be referred to as the "Indemnifying Parties". The Indemnified Party shall, upon becoming aware or being put on notice of the existence of a Claim with respect to which the Indemnified Parties may be entitled to indemnification pursuant to this Section 5, promptly notify the Indemnifying Parties in writing of such matter. The failure of the Indemnified Party to notify the Indemnifying Parties of any Claim with respect to which the Indemnified Party may be entitled to indemnification hereunder will not relieve the Indemnifying Parties of any liability that it may have to the Indemnified Party except to the extent the Indemnifying Parties are materially prejudiced thereby; provided, that the Indemnified Party shall be deemed to have notified the Indemnifying Party by giving written notice of any such Claim to the Seller or the Members.

5.4.   Settlement and Defense of Claims. Except as hereinafter provided, upon receiving notice thereof in accordance with the provisions of Section 5.3 hereof, the Indemnifying Parties shall have the right to settle at its own cost and expense all Claims which are susceptible of being settled or defended, and to defend, through counsel of its own choosing and at its own cost and expense, any third party action which may be brought in connection therewith; provided, that the Indemnifying Parties shall be required to keep the Indemnified Party fully and currently informed of all settlement negotiations and of the progress of any litigation; and provided further that the Indemnified Party shall have the right to fully participate in the defense or settlement of any Claim at its own expense, except for its reasonable attorneys fees which shall be paid by the Indemnifying Parties, if a third legal counsel chosen by the legal counsel of the Sellers and the Indemnified Party determines that: (a) there are or may be legal defenses available to such Indemnified Party that are different from or additional to those available to Indemnifying Parties and which could not be adequately advanced by counsel chosen by the Indemnified Party, or (b) a conflict or potential conflict exists between Indemnifying Parties and such Indemnified Party that would make such separate representation advisable. The Indemnifying Parties shall not, without the prior written consent of the Indemnified Party, which consent shall not unreasonably be withheld, settle or compromise or consent to the entry of any judgment in any pending or the threatened claim, action or proceeding to which such Indemnified Party is a party.

13

5.5.   Cooperation of Indemnified Party. The Indemnified Party shall cooperate with the Indemnifying Parties in connection with the settlement or defense of any Claim. In addition, except as hereinafter provided, the Indemnified Party shall not pay or voluntarily permit the determination of any Claim while the Indemnifying Party is negotiating the settlement thereof or litigating the Claim, except with the prior written consent of the Indemnifying Party.

5.6.   Assumption by Indemnified Party. Notwithstanding anything contained herein to the contrary, the Indemnified Party may, by releasing the Indemnifying Party from liability to him or it with respect to such Claim, take over and assume the settlement and defense of any Claim.

5.7.   Purchaser Indemnification. In no event shall the Purchaser have any liability whatsoever to the Seller Parties in connection with Section 5 of this Agreement or otherwise.

6.   General Provisions.

6.1.   Expenses. Each party shall pay its own legal, accounting and other expenses.

6.2.   Headings. Headings are for convenience and are not admissible as to construction.

6.3.   Notices. All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as properly given or made if hand delivered, mailed from within the United States by certified or registered mail, or sent by overnight courier or delivery service or facsimile transmission to the applicable address appearing in the preamble to this Agreement, or to such other address as either party may have designated by like notice forwarded to the other party hereto. All notices, except notices of change of address, shall be deemed given three business days after they have been mailed by certified of registered mail, one business day if they have been mailed by overnight courier or delivery service, or immediately if they have been hand delivered or faxed, and notices of change of address shall be deemed given when received. Notice shall be sent to the following addresses, unless otherwise changed as set forth herein:

If to Purchaser:	Speedemissions, Inc. 1139 Senoia Road, Suite B Tyrone, GA. 30290

With a copy to:	Cohen Pollock Merlin Axelrod & Small, P.C 3350 Riverwood Parkway, Suite 1600. Atlanta, Georgia 30339

If to Seller:	BB& S Emissions, LLC Bruce Kinmonth 345 West Cobb Parkway Marietta, Georgia 30064

14

6.4.   Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

6.5.   Application of Law. This Agreement, and the application or interpretation thereof, shall be governed exclusively by its terms and by the laws of the State of Georgia.

6.6.   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.7.   Arbitration. Any controversy or claim arising out of or relating to this Agreement or any related agreement shall be settled by arbitration in accordance with the following provisions:

6.7.1   The agreement of the parties to arbitrate covers all disputes of every kind relating to or arising out of this Agreement or any of the Contemplated Transactions. Disputes include actions for breach of contract with respect to this Agreement, as well as any claim based upon tort or any other causes of action relating to the Contemplated Transactions, such as claims based upon an allegation of fraud or misrepresentation and claims based upon a federal or state statute. In addition, the arbitrators selected according to procedures set forth below shall determine the arbitrability of any matter brought to them, and their decision shall be final and binding on the parties, and judgment upon the award may be entered in any court of competent jurisdiction in the United States. The forum for the arbitration shall be Atlanta, Georgia, and the governing law for the arbitration shall be the law of the State of Georgia, without reference to its conflicts of laws provisions. There shall be three arbitrators, unless the parties are able to agree on a single arbitrator. In the absence of such agreement within 10 days after the initiation of an arbitration proceeding, Seller shall select one arbitrator and Purchaser shall select one arbitrator, and those two arbitrators shall then select, within 10 days, a third arbitrator. If those two arbitrators are unable to select a third arbitrator within such 10 day period, a third arbitrator shall be appointed by the commercial panel of the American Arbitration Association. The decision in writing of at least two of the three arbitrators shall be final and binding upon the parties. Each party shall bear its own fees and expenses with respect to the arbitration and any proceeding related thereto and the parties shall share equally the fees and expenses of the American Arbitration Association and the arbitrators.

6.7.2   The arbitration shall be administered by the American Arbitration Association. The rules of arbitration shall be the Commercial Arbitration Rules of the American Arbitration Association, as modified by any other instructions that the parties may agree upon at the time, except that each party shall have the right to conduct discovery in any manner and to the extent authorized by the Federal Rules of Civil Procedure as interpreted by the federal courts. If there is any conflict between those rules and the provisions of this section, the provisions of this section shall prevail.

15

6.7.3   The arbitrators shall be bound by and shall strictly enforce the terms of this Agreement and may not limit, expand or otherwise modify its terms. The arbitrators shall not have power to award damages in connection with any dispute in excess of actual compensatory damages and shall not multiply actual damages or award consequential or punitive damages.

6.8   No Third-Party Beneficiaries. Nothing expressed or referred to in this Agreement will be construed to give any person or entity other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

6.9   Legal Fees and Costs. If a legal action is initiated by any party to this Agreement against another, arising out of or relating to the alleged performance or non-performance of any right or obligation established hereunder, or any dispute concerning the same, each party shall pay its own legal fees and costs.

6.10   Binding Agreements; Non Assignability. Each of the provisions and agreements herein contained shall be binding upon and inure to the benefit of the personal representatives, heirs, devisees and successors of the respective parties hereto; but none of the rights or obligations attaching to either party hereunder shall be assignable, unless specifically noted.

6.11    Entire Agreement; Waiver. This Agreement of the parties hereto with respect to the subject matter hereof, and no amendment, waiver, modification or alteration of the terms hereof shall be binding unless the same be in writing, dated subsequent to the date hereof and duly approved and executed by each party. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof of the exercise of any other right, power or privilege. The rights and remedies herein shall be cumulative and not exclusive of any right or remedies provided by law.

    IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year first above written.

“PURCHASER”
SPEEDEMISSIONS, INC.

By: /s/ Bill Klenk

Bill Klenk, CFO

16

"

"SELLER"

BB&S EMISSIONS, LLC,

By: /s/ Bruce R. Kinmonth
Name: Bruce R. Kinmonth
Title:

"MEMBERS"

/s/ Bruce R. Kinmonth
BRUCE R. KINMONTH

/s/ Barbara A. Kinmonth
BARBARA A. KINMONTH

17

LIST OF SCHEDULES

Schedule 1.2	Excluded Assets

Schedule 2.5.2	Equipment, Furniture, etc.

Schedule 2.5.12	Accounts Receivable

Schedule 2.10.1	Personnel

18

SCHEDULE 1.2
EXCLUDED ASSETS

None

19

SCHEDULE 2.5.2
EQUIPMENT, FURNITURE, ETC.

See Attached.

20

SCHEDULE 2.5.12
ACCOUNTS RECEIVABLE

None

21

SCHEDULE 2.10.1
PERSONNEL

See Attached.

22